Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Georgia Gulf Corporation

We consent to the incorporation by reference in the registration statements No. 333-57301 on Form S-3 and No. 333-116799, 333-59433, 333-105397, 333-105398, 333-52140, 333-65332 and 333-103556 on Form S-8 of Georgia Gulf Corporation of our report dated April 29, 2006, except as to note 28 which is as of August 29, 2006, with respect to the consolidated balance sheets of Royal Group Technologies Limited as of December 31, 2005 and 2004 and the related consolidated statements of earnings, retained earnings and cash flows for the year ended December 31, 2005, the fifteen month period ended December 31, 2004 and the year ended September 30, 2003, which report appears in the Form 8-K of Georgia Gulf Corporation dated October 6, 2006.

/s/ KPMG LLP

Toronto, Ontario

October 6, 2006